Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 3, 2019

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
(File Nos. 333-17391 and 811-07959)

Ladies and Gentlemen:

Pursuant to Rule 145 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby submits Form N-14 for the purpose of combining three series of the Trust into one series. Specifically, the Trust is proposing that the O’Shaughnessy All Cap Core Fund and the O’Shaughnessy Enhanced Dividend Fund, series of the Trust, be reorganized into the O’Shaughnessy Market Leaders Value Fund, also a series of the Trust (the “Reorganization”). Because the Reorganization is being contemplated in accordance with Rule 17a-8 under the Investment Company Act of 1940, as amended, the Trust is not seeking the approval of shareholders to complete the Reorganization. Rather this Form N-14 will be mailed to shareholders in the form of an Information Statement/Prospectus. It is anticipated that this Registration Statement will become effective on July 3, 2019, the 30th day after filing pursuant to Rule 488 under the 1933 Act.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6872.

Very truly yours,

/s/ Emily R. Enslow
Emily R. Enslow, Esq.
Secretary
Advisors Series Trust

Enclosures